Bank Mutual Corporation

4949 Brown Deer Road

Milwaukee, WI 53223

June 18, 2015

VIA EDGAR

Era Anagnosti, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bank Mutual Corporation
Form 10-K for Fiscal Year Ended December 31, 2014 (“2014 10-K”)
Definitive Proxy Statement on Schedule 14A, filed March 6, 2015
(“2015 Proxy Statement”)
Commission File No. 001-36528

Dear Branch Chief Anagnosti:

This letter responds to the comments made by the Commission’s Staff in its letter, dated June 5, 2015, to Bank Mutual Corporation, relating to certain disclosures in Bank Mutual Corporation’s 2014 10-K and its 2015 Proxy Statement.

In responding to your letter, we use the terms “we,” “our” and “Company” to refer to Bank Mutual Corporation and its subsidiaries generally, not specifically to any individuals in particular. For convenient reference, the Staff’s comment is set forth in italics below, prior to our response.

*       *       *

Comment 1:	Refer to your disclosure at the end of the second paragraph on page 26. Please explain to us and in future filings disclose how the compensation committee evaluated the individual performance of each named executive officer with the exception of Mr. Baumgarten, in determining the ultimate payout. To the extent that the decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 40(2)(b)(2(vii) of Regulation S-K.

Response:	While the incentive compensation of the named executive officers other than the chief executive officer has historically been based partially on individual performance, in practice our assessment of personal performance and determination of incentive have generally been highly dependent on company performance. That practice has begun to change somewhat, although incentive based on individual performance remains highly tied to overall company performance, including the results of each named executive officer’s business area(s).

A-1

After the conclusion of 2014, when determining incentive based on individual performance, it was determined that such amounts should overall approximate 129% of target, based upon the incentive earned at that level for company performance. The chief executive officer then reviewed the performance of the named executive officers with respect to the budgeted goals and targets set for their areas of business responsibility, along with their other assigned personal objectives. The CEO also considered other subjective facets of the NEOs’ performance (including the individuals’ self-evaluations).

Mr. Dosland’s assessment was based on the overall asset/liability management for the company, management of the investment portfolio, and maximization of the use of capital. Mr. Larson and Mr. Lawton’s assessments included loan growth, deposit growth, fee income, portfolio management, and credit quality. They also included additional subjective factors such as staff retention and leadership. Mr. Mayne’s assessment was reviewed based on criteria related to the overall improvement in credit quality, management of loan loss reserve, and performance in role in managing relationship with our main regulators.

Based upon those considerations and reviews, the CEO recommended incentive levels for each of the executive officers’ individual performance, which recommendations were reviewed and approved by the Compensation Committee. For 2014, including both the portion of incentive based on individual performance as well as company performance, the annual incentive for Messrs. Dosland, Larson, Mayne and Lawton was 24.5%, 23.2%, 24.5%, and 24.5%, respectively, of their base salaries; on an overall basis, incentive varied from 24.5% to 18.1% of base salaries for all of the executive officers.

We are considering a number of possible changes to our review procedures in the future, although no decisions have yet been made. Thus, we will provide similar or further information, which will reflect the process used, about the evaluation of individual performance and levels of incentive in future proxy statements.

Comment 2:	We note disclosure that Mr. Baumgarten has received fees related to his services on the company’s board and the Bank’s board for a total aggregate of $27,200. Please tell us where these fees have been disclosed in the summary compensation table, and in future filings, identify them through the use of footnote disclosure to the extent applicable. Please see instruction 3 to Item 401(c) of Regulation S-K.

Response:	Please see Footnote 1 to the Summary Compensation Table, which notes that the board fees are included in that Table in the Salary column. We intend to continue to make footnote disclosure as to such fees in the Summary Compensation Table, but will consider whether the exact language could potentially be modified to avoid any confusion.

A-2

*       *       *

In responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*       *       *

We trust that you will find this letter responsive to your comments. Please feel free to contact the undersigned at (414) 354-1500, or Kenneth V. Hallett at Quarles & Brady LLP, our outside legal counsel, at (414) 277-5345, if you have any questions or need further information.

Sincerely,

/s/ Michael W. Dosland

Michael W. Dosland

Senior Vice President and

Chief Financial Officer

cc:	Mr. Jonathan Gottlieb
Mr. David A. Baumgarten
Kenneth V. Hallett, Esq.

A-3